State of Delaware

Certificate of Trust

This Certificate of Trust of ERNY Financial ETF Trust, a statutory trust (the “Trust”), executed by the undersigned trustee, and filed under and in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) (the “Act”), sets forth the following:

FIRST: The name of the statutory trust formed hereby is ERNY Financial ETF Trust.

SECOND: The Trust is or will become a registered investment company under the Investment Company Act of 1940, as amended. Therefore, in accordance with Section 3807(b) of the Act, the Trust shall maintain in the state of Delaware a registered office and a registered agent for service of Process. The address of the registered office of the Trust in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801. The name of the Trust’s registered agent at such address is The Corporation Trust Company.

THIRD: Notice is hereby given that the Trust is a series trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series, established pursuant to the terms of the Agreement and Declaration of Trust of the Trust, shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or any other series thereof, and, except as otherwise provided in the Agreement and Declaration of Trust of the Trust, none of the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

In witness whereof, the undersigned, being the sole trustee of ERNY Financial ETF Trust, has duly executed this Certificate of Trust as of the 26 day of March, 2013.

By:	/s/ Eric Ervin
Eric Ervin, Sole Trustee